Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11787

SUPPLEMENT DATED JUNE 1, 2022

TO OFFERING CIRCULAR DATED MARCH 7, 2022

LQR House Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 7, 2022, of LQR House Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to correctly state the ownership of Country Wine & Spirits Inc. (“CWS”). Shawn Kattoula owns 30% of the CWS. He does not own 100% of CWS, as previously stated in the Offering Circular.

As a result, the Company amends and restates the following sections of its Offering Circular:

The interests of the Founder, the Company and the Company’s other affiliates may conflict with your interests. The Company’s Certificate of Incorporation, as amended, bylaws and Delaware law provide Company management with broad powers and authority that could result in one or more conflicts of interest between your interests and those of the Founder, the officers and directors of the Company, and the Company’s other affiliates.  This risk is increased by the affiliated entities being controlled by the Founder, Sean Dollinger, who currently owns the majority of all of the Company’s Common Stock, and will continue to do so after this Regulation A Offering.

In addition, as described below, some of the Company’s officers and directors currently have an interest in the affiliated entities, through ownership and/or as an officer or director in those affiliated entities.

•	Sean Dollinger, Founder:

o	owns 50% of Ssquared and is a shareholder and partner.

o	owns 100% of Dollinger Innovations and is its President and director.

o	owns 100% of Holdings LLC and is its President and director.

•	Angela Kattoula, CEO of LQR House:

o	is the spouse of Shawn Kattoula,

▪	who owns 30%, of CWS and is its President and director, and

▪	owns all of the interests in KBROS LLC, which in turn owns 14.92% of the Company.

Potential conflicts of interest include, but are not limited to, the following:

•	The Company’s other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the management and their affiliates for their own benefit.

•	The Company may engage affiliated companies to perform services, and determination of the terms of those services will not be conducted in arms’ length negotiations.

•	The Company’s Founder, officers and directors are not required to devote all of their time and efforts to the affairs of the Company.

Page 17-18

Related Party Overview

Sean Dollinger: Founder of LQR House

•	Owns 50% of Ssquared and is a shareholder and partner.

•	Owns 100% of Dollinger Innovations Inc. and is its President and director.

•	Owns 100% of Dollinger Holdings Inc. and is its President and director.

Angela Kattoula: CEO of LQR House

•	is the spouse of Shawn Kattoula, who

o	owns 30% of CWS’ brick and mortar locations and is its President and director.

o	owns all of the interests in KBROS LLC, which owns 14.92% of the Company’s equity.

For additional information regarding related parties see the risk factor titled –“The Company’s Founder and controlling stockholder has an economic interest in Ssquared Spirits LLC, the e-commerce affiliate of CWS. The spouse of the Company’s CEO and director, is the President and controlling stockholder of CWS and the managing member and director of Ssquared Spirits LLC.”